SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated September 7, 2005

TRANSITION OF THE BENETTON GROUP TO IFRS FOR THE 2004 FULL YEAR AND FIRST HALF CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: September 7, 2005

TRANSITION OF THE BENETTON GROUP TO IFRS FOR THE 2004 FULL YEAR AND FIRST HALF CONSOLIDATED FINANCIAL STATEMENTS

Minimal impact on the net financial position and shareholders'equity

Revised net income 2004 down around 14 million euro

Ponzano, September 7, 2005 - The Benetton Group has reclassified its consolidated financial statements relative to the first half of 2004 (to June 30, 2004) and the year 2004 (to December 31, 2004) as required by the International Financial Reporting Standards (IFRS).

The Benetton Group will prepare its consolidated financial statements in accordance with IFRS principles as from the 2005 half year.

The parent company Benetton Group S.p.A. will adopt IFRS principles as from the 2006 financial statements.

The main differences between Italian and IFRS accounting principles in the consolidated results for the first half of 2004 and the 2004 full year are shown below.

Consolidated statement of income

Annual revenues are affected by the application of IAS 18, increasing by around 18 million euro due to the consolidation of commercial activities in South Korea at retail sales values.

EBIT in accordance with IFRS rules adopted by the Group will now include extraordinary income and expenses, reclassified to operating categories.

Net income for the 2004 financial year is affected in particular by the IFRS principles listed below:

  IAS 12, which changes the value positively by 8.4 million euro, mainly due to entry of a deferred tax asset in respect of tax losses relating to previous years which the Group considers can be recovered.

  IAS 17, which contributes 3.3 million euro due to the release of costs registered in the transition balance sheet for early terminations of lease contracts.

  IAS 36, which changes the value negatively by the amount of 27.5 million euro due to the new methodology adopted for valuation of balance sheet assets. The reduction in value does not relate to real estate assets.

  IAS 37, which changes the value negatively by 4.6 million euro due to the deferment (from 2003 to 2004) in the accounting for costs relating to the termination of some rental contracts.

Full year 2004	Italian GAAP	IFRS impacts	IFRS
Revenues	1,686.4	+ 17.8	1,704.2
Earnings before interests and taxes (EBIT)	190.6	- 32.8	157.8
Net income	123.1	- 14.3	108.8

1st half 2004	Italian GAAP	IFRS impacts	IFRS
Revenues	852.8	+ 7.4	860.2
Earnings before interests and taxes (EBIT)	101.6	+ 0.3	101.9
Net income	66.6	+ 2.7	69.3

Un-audited data

Consolidated balance sheet

Following application of IFRS, total shareholders'equity at June 30, 2004 reduces by 9 million euro (1,170 million) and by 24 million euro at December 31, 2004 (1,213 million).

The net financial position increases by one million euro at June 30, 2004 (568 million) and by 10 million euro at December 31, 2004 (441 million).

Full year 2004	Italian GAAP	IFRS impacts	IFRS
Net capital employed	1,668.2	- 14.5	1,653.7
Total shareholders'equity	1,237.1	- 24.2	1,212.9
Net financial position	431.0	+ 9.8	440.8

1st half 2004	Italian GAAP	IFRS impacts	IFRS
Net capital employed	1,746.2	- 8.0	1,738.2
Total shareholders'equity	1,179.4	- 9.0	1,170.4
Net financial position	566.8	+ 1.0	567.8

Un-audited data

The management will illustrate the reclassification of consolidated financial statement values relative to 2004 in a conference call tomorrow September 8 at 10:00 a.m..

To access the conference call dial 0039 0633485042 (www.benettongroup.com/investors).

The Benetton Group will present the results for the first half-year 2005 on September 21, 2005.

For further information and contacts:

Media: 0039 0422519036

www.benettongroup.com/press

Investor Relations: 0039 0422519412

www.benettongroup.com/investors